SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1)

INTERSIL CORPORATION

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Shares of Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

46069S109

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Thomas C. Tokos

Sr. V.P., General Counsel, and Secretary

Intersil Corporation

1001 Murphy Ranch Road

Milpitas, CA 95035

(408) 432-8888

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

Copies To:

Christopher G. Karras

Dechert LLP

Cira Centre

2929 Arch Street

Philadelphia, Pennsylvania 19104-2808

(215) 994-4000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$11,236,484	$627

*	Estimated solely for purposes of calculating the Amount of Filing Fee. The calculation of the Transaction Valuation assumes that all options to purchase shares of the Issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 2,360,606 shares of the Issuer’s common stock and have an aggregate value of $11,236,484 as of October 2, 2009, calculated based on a binomial lattice model.

**	The Amount of Filing Fee, calculated in accordance with Rule 0-11(b) of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory #5 for fiscal year 2009, issued March 11, 2009, equals $55.80 per $1,000,000 of the aggregate amount of the Transaction Valuation. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $627	Filing Party: Intersil Corporation
Form or Registration No.: 005-58985	Date Filed: October 6, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. ☐

This Amendment No. 1 (this “Amendment No. 1”) amends and supplements the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed with the Securities and Exchange Commission on October 6, 2009, relating to an offer by Intersil Corporation (“Intersil” or the “Company”) to eligible employees to exchange certain of their eligible underwater stock options for new stock options covering a smaller number of shares and having a market value exercise price, as described in the Offer to Exchange Eligible Stock Options for New Stock Options dated October 7, 2009 and provided as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

This Amendment No. 1 is being filed to amend and supplement the Offer to Exchange and Items 2 and 12 of the Schedule TO. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, this Amendment No. 1 amends and restates only the items and exhibits to the Schedule TO that are being amended and restated, and unaffected items and exhibits are not included herein and remain unchanged. This Amendment No. 1 should be read in conjunction with the Schedule TO.

Item 2.	Subject Company Information

Item 2(b) is hereby amended and supplemented by replacing the last two sentences of the second paragraph thereof with the following:

Although the Company intends to include all international Eligible Employees in the countries listed above, the Company may exclude otherwise Eligible Employees located in such countries if their participation would be illegal. In addition, the Company reserves the right to withdraw the Offer in any jurisdiction where making the Exchange Offer would be illegal.

Item 12.	Exhibits.

Exhibit (a)(1)(A), Cover Page.

The cover page to Exhibit (a)(1)(A) is hereby amended and supplemented by replacing the first paragraph following the first set of bullet points in its entirety with the following:

Although we intend to include all international eligible employees in the countries listed above, we may exclude otherwise eligible employees located in such countries if their participation would be illegal. In addition, we reserve the right to withdraw the Exchange Offer in any jurisdiction where making the Exchange Offer would be illegal. If we withdraw the Exchange Offer in a jurisdiction, employees in such jurisdiction will not be permitted to participate in the Exchange Offer and any attempt to surrender eligible stock options by such employees will not be accepted by us.

Exhibit (a)(1)(A), Summary Term Sheet – Questions and Answers.

Exhibit (a)(1)(A), Summary Term Sheet – Questions and Answers, Answer 3, is hereby amended and supplemented by replacing the last sentence thereof with the following:

Although we intend to include all international eligible employees in the countries listed above, we may exclude such employees if their participation would be illegal. Please see Section 1 of The Exchange Offer, entitled “General Information (Eligible Employees, Eligible Stock Options, Expiration Date, Etc.),” for more information.

Exhibit (a)(1)(A), Section 1. General Information (Eligible Employees, Eligible Stock Options, Expiration Date, Etc.).

Exhibit (a)(1)(A), Section 1 is hereby amended and supplemented by replacing the first paragraph following the first set of bullet points in its entirety with the following:

Although we intend to include all international eligible employees in the countries listed above, we may exclude otherwise eligible employees located in such countries if their participation would be illegal. In addition, we reserve the right to withdraw the Exchange Offer in any jurisdiction where making the Exchange Offer would be illegal. If we withdraw the Exchange Offer in a jurisdiction, employees in such jurisdiction will not be permitted to participate in the Exchange Offer and any attempt to surrender eligible stock options by such employees will not be accepted by us.

Exhibit (a)(1)(A), Section 10. Information Concerning Intersil; Financial Information.

Exhibit (a)(1)(A), Section 10 is hereby amended and supplemented by adding the following above the paragraph titled “Book Value Per Share” on page 31 thereof:

Ratio of Earnings to Fixed Charges. The ratio of earnings to fixed charges is calculated by dividing earnings by fixed charges. For the purposes of computing the ratio of earnings to fixed charges, earnings represent income from continuing operations before provision for income taxes and cumulative effect of accounting change. Fixed charges consist of debt and interest expense, including amortization of debt-related expenses and interest capitalized during the period, as well as the interest portion of rental expense.

	Fiscal Year Ended January 2, 2009		Fiscal Year Ended December 28, 2007		Three Months Ended July 3, 2009
Ratio of Earnings to Fixed Charges	—	(1)	—	(2)	143.5

(1)	The Company’s earnings were insufficient to cover its fixed charges by $1.07 billion for the fiscal year ended January 2, 2009.
(2)	The Company did not have any fixed charges during the fiscal year ended December 28, 2007.

Item 12 of the Schedule TO is hereby amended by replacing Exhibit (a)(1)(M) with the following:

99.(a)(1)(M) PowerPoint Presentation to Eligible Employees, as amended October 19, 2009.

Item 12 of the Schedule TO is hereby amended by adding the following exhibit thereto:

99.(a)(1)(O) Email from Compensation Director Helene Sanford to Employees Announcing Internet Availability of PowerPoint Presentation, dated October 26, 2009.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule TO is true, complete and correct.

INTERSIL CORPORATION

By:	/s/ THOMAS C. TOKOS
Thomas C. Tokos
Senior Vice President, General Counsel, and Secretary

Date: October 26, 2009

EXHIBIT INDEX

Exhibit No.	Document

99.(a)(1)(M)*	PowerPoint Presentation to Eligible Employees, as amended October 19, 2009.

99.(a)(1)(O)*	Email from Compensation Director Helene Sanford to Employees Announcing Internet Availability of PowerPoint Presentation, dated October 26, 2009.

*	Filed electronically herewith

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